BURNHAM SUCCESSFULLY COMPLETES TENDER OFFER FOR BRYAN STOCK


LANCASTER, PENNSYLVANIA,                        November 13, 1998

           Burnham Corporation announced today that its wholly owned subsidiary, Burnham Acquisition Corporation, has accepted for payment and made arrangements to pay for 185,749 shares of common stock of Bryan Steam Corporation tendered pursuant to its friendly tender offer for all outstanding shares of Bryan common stock at $152.00 per share, without interest, which expired at 12:00 midnight, New York City time, on November 11, 1998. The shares accepted for payment constitute more than 97% of the outstanding Bryan common stock. In accordance with the merger agreement, Bryan will merge with and into Burnham Acquisition Corporation, which will change its name to "Bryan Steam Corporation" and each share not previously purchased in the tender offer (other than shares held by shareholders who exercise their dissenters' rights) will be converted into the right to receive $152.00 in cash. It is anticipated that this "short-form" merger will be consummated within the next thirty days.

           Burnham has been a leader in the hydronics industry since producing its first boiler in 1873. Burnham is a major U.S.
manufacturer of boilers, furnaces, radiators and related equipment, with sales of $174.6 million in its fiscal year ending
December 31, 1997.

           Bryan, a domestic manufacturer of watertube boilers, is located in Peru, Indiana, with subsidiaries in Monticello, Indiana and San Angelo, Texas. Bryan has been in business since 1916 and has developed a line of watertube boilers that are unique in the industry. Bryan had sales of $26.3 million in its fiscal year ending June 30, 1998.